

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2014

Via E-mail
Mr. S. Hoby Darling
President and Chief Executive Officer
Skullcandy, Inc.
1441 West Ute Boulevard
Suite 250
Park City, UT 84098

> **Re: Skullcandy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2014**
> **Filed August 6, 2014**
> **File No. 001-35240**

Dear Mr. Darling:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Sales and Gross Profit, page 20

1.   Please tell us and discuss in greater detail the impact of your "continued scaling back of sales to the off price channel" in terms of trends, risks, and uncertainties. We note such

sales decreased 48.9% from 2012, but you do not discuss what types of off-price channels have been reduced and how this change in strategy may impact on your future results of operations and financial condition.

2.   Please tell us and disclose your sales return and allowance rate of your retailers on a comparative basis and discuss why such rate increased in 2013. In addition, discuss how this trend is impacting on your gross profit including your gross profit percentage and how it may impact your future results of operations.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Information, page 17

3.   Please tell us and expand the discussion to explain any significant differences between your domestic and international markets for your product sales.

Net Sales, pages 18 and 21

4.   Please quantify the changes in the various types of domestic and international net sales from period to period based on changes in price and volume.

5.   Please discuss why the gaming product sales did not have a significant impact on your domestic net sales.

6.   Please discuss how the trends may impact your future results of operations.

Gross profit and gross margin, page 21

7.   We note your consolidated gross margin "increased primarily due to a shift in product sales mix into higher margin products" but your international gross margin "increased due to a shift in product sales mix into lower margin products." Please discuss why the "reductions in warranty costs and decreases in shipping related costs" impacted your domestic gross margin more than the shift in product sales mix into higher margin products. In addition, discuss the reasons for different shift in your product sales mix between your domestic and international markets. Further, discuss how the trends may impact your future results of operations.

Note (2). Basis of Presentation, Reclassifications to consolidated balance sheet

8.   Please tell us why your adjustments are considered reclassifications instead of corrections of errors pursuant to ASC 250. Based on your disclosures, it appears that the original presentation did not comply with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director